National Grid plc (‘National Grid’)

– Wednesday 4th April 2012

Board Appointment

National Grid today announces the appointment of Nora Mead Brownell as a Non-executive Director with effect from 1 June 2012.

Nora Mead Brownell began her career in energy serving as a Commissioner of the Pennsylvania Public Utility Commission from 1997 to 2001. Between 2001 and 2006, she served as a Commissioner for the Federal Energy Regulatory Commission (FERC). She later co-founded the energy consulting firm, ESPY Energy Solutions, LLC. She is also the former President of the National Association of Regulatory Utility Commissioners.

Nora attended Syracuse University. She also previously served as the Senior Vice President, Corporate Affairs, for Meridian Bancorp, Inc. Prior to joining Meridian in 1987, she was Deputy Executive Assistant to former Pennsylvania Governor Richard Thornburgh.

In addition, Nora also served on the board of Leaf Clean Energy Company, an AIM listed company, as a non-executive director from September 2007 to November 2009 and on the board of Ener1, Inc. until 30 March 2012.

Nora currently serves on the boards of the following public companies: Comverge, Inc. as the chair of the nominating and corporate governance committee and Spectra Energy Partners LP where she serves on the audit committee and conflicts committee. Nora also continues as a partner in ESPY Energy Solutions, LLC.

Sir Peter Gershon, Chairman, said: “I warmly welcome Nora to the Board of National Grid. She brings a vast amount of experience and knowledge of the US energy industry and US regulatory matters. Her time at the FERC reflects her longstanding commitment to energy efficiency and serving the public interest. Nora will bring added depth and experience to our Board and will play a vital role in helping us to meet the opportunities and challenges we face. I look forward to working with Nora over the coming years.”

CONTACTS
National Grid:
Investors John Dawson George Laskaris	+44 (0) 20 7004 3170 +1 718 403 2526	+44 (0) 7810 831944 (m) +1 917 375 0989
Media Chris Mostyn Gemma Stokes Jackie Barry	+44 (0) 20 7004 3149 +44 (0) 1926 655272 +1 718 907 1754	+44 (0) 7724 827710 (m) +44 (0) 7974 198 333 (m) +1 508 478 1788 (m)
Brunswick Rebecca Shelley Tom Burns	+44 (0) 20 7404 5959 +44 (0) 20 7404 5959

National Grid (LSE: NG; NYSE: NGG) is an electricity and gas company that connects consumers to energy sources through its networks. In Britain, we run the gas and electricity systems that our society is built on, delivering gas and electricity across the country. In the North Eastern US, we connect more than seven million gas and electric customers to vital energy sources, essential for our modern lifestyles. More information at www.nationalgrid.com and images available at www.flickr.com/photos/national—grid/sets